EXHIBIT 12.1

Bio-Rad Laboratories, Inc.

Ratios of Earnings to Fixed Charges

(in millions)

	Year Ended December 31,										Six Months Ended June 30,
	1998		1999		2000		2001		2002		2002		2003
Income before income taxes	$34.2		$16.4		$45.4		$65.0		$104.4		$53.0		$70.6
Add:
Interest expense	3.7		12.8		30.6		24.1		28.2		11.5		8.3
Interest component of rental expense	4.2		4.5		4.3		5.2		6.4		2.8		3.7

Earnings available for fixed charges	$42.1		$33.7		$80.3		$94.3		$139.0		$67.3		$82.6
Fixed Charges:
Interest expense	3.7		12.8		30.6		24.1		28.2		11.5		8.3
Interest component of rental expense	4.2		4.5		4.3		5.2		6.4		2.8		3.7

Total fixed charges	$7.9		$17.3		$34.9		$29.3		$34.6		$14.3		$12.0
Ratio of earnings to fixed charges	5.3	x	1.9	x	2.3	x	3.2	x	4.0	x	4.7	x	6.9	x